Merus Labs International Inc. Receives Court Approval in Connection with Proposed Plan of Arrangement with Norgine B.V.

TORONTO, Ontario — July 12, 2017 — Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“Merus” or the “Company”) announced today that the Supreme Court of British Columbia has issued a final order approving the proposed transaction pursuant to which Norgine B.V. agreed to acquire all of the issued and outstanding common shares of Merus by way of a plan of arrangement (the “Arrangement”).

Completion of the Arrangement remains conditional on certain closing conditions customary for transactions of this nature. Subject to the satisfaction or waiver of all closing conditions, it is anticipated that the Arrangement will be completed on July 17, 2017.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine B.V.

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine’s total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com.

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

CONTACT:

For Further Information on Merus: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com;

For Further Information on Norgine: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com